Exhibit 99(c)

Energy Future Holdings Corp. Consolidated

Adjusted EBITDA Reconciliation

	Six Months Ended June 30, 2011	Six Months Ended June 30, 2010	Twelve Months Ended June 30, 2011	Twelve Months Ended June 30, 2010
	(millions of dollars)

Net loss attributable to EFH Corp.	$(1,066)	$(71)	$(3,807)	$(14)
Income tax expense (benefit)	(599)	(35)	(175)	47
Interest expense and related charges	1,945	2,074	3,425	3,890
Depreciation and amortization	740	692	1,455	1,616

EBITDA	$1,020	$2,660	$898	$5,539

Oncor EBITDA	—	—	—	(718)
Oncor Holdings distributions	32	87	114	227
Interest income	(2)	(9)	(3)	(42)
Amortization of nuclear fuel	69	64	145	111
Purchase accounting adjustments (a)	138	114	234	280
Impairment of goodwill	—	—	4,100	—
Impairment of assets and inventory write down (b)	1	2	14	42
Net gain on debt exchange offers	(25)	(143)	(1,696)	(230)
Net income attributable to noncontrolling interests	—	—	(1)	36
Equity in earnings of unconsolidated subsidiary	(122)	(122)	(276)	(122)
EBITDA amount attributable to consolidated unrestricted subsidiaries	—	—	—	1
Unrealized net (gain) loss resulting from hedging transactions	385	(848)	13	(1,364)
Amortization of “day one” net loss on Sandow 5 power purchase agreement	—	(11)	(11)	(20)
Losses on sale of receivables	—	—	—	5
Noncash compensation expenses (c)	3	13	8	12
Severance expense	5	3	5	5
Transition and business optimization costs (d)	14	—	18	3
Transaction and merger expenses (e)	18	24	41	63
Restructuring and other (f)	73	—	(42)	(25)
Expenses incurred to upgrade or expand a generation station (g)	100	100	100	100

Adjusted EBITDA per Incurrence Covenant	$1,709	$1,934	$3,661	$3,903
Add Oncor Adjusted EBITDA (reduced by Oncor Holdings distributions)	723	632	1,446	1,213

Adjusted EBITDA per Restricted Payments Covenant	$2,432	$2,566	$5,107	$5,116

(a)

Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits and gains on asset sales not recognized in net income due to purchase accounting.

(b)	Impairment of assets includes impairments of land and charges related to the cancelled development of coal-fueled generation facilities.
(c)	Noncash compensation expenses represent amounts recorded under stock-based compensation accounting standards and exclude capitalized amounts.
(d)	Transition and business optimization costs include incentive compensation expenses and professional fees primarily for retail billing and customer care systems enhancements.
(e)

Transaction and merger expenses include costs related to the Merger and abandoned strategic transactions, the Sponsor Group management fee, outsourcing transition costs, administrative costs related to the cancelled program to develop coal-fueled generation facilities and costs related to certain growth initiatives.

(f)

Restructuring and other includes net third-party fees paid in connection with the amendment and extension of the TCEH Senior Secured Facilities, gains on termination of a long-term power sales contract and settlement of amounts due from a hedging/trading counterparty, and reversal of certain liabilities accrued in purchase accounting.

(g)	Expenses incurred to upgrade or expand a generation station reflect noncapital outage costs.

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